UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2025

Commission File Number: 001-41263

Anghami Inc.

(Exact name of registrant as specified in its charter)

16th Floor, Al-Khatem Tower,
Abu Dhabi Global Market Square, Al Maryah Island, Abu Dhabi, United Arab Emirates

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Appointment of James Cooke to Board of Directors

Anghami Inc. (the “Company”) today announced the appointment of James Cooke to the Board of Directors of the Company. Mr. Cooke’s appointment to the Board of Directors was effective July 23, 2025. He is the Group Senior Vice President and General Manager for CEE, North Africa and Turkey at Warner Bros. Discovery. Mr. Cooke is responsible for non-scripted content acquisition across EMEA, the portfolio of Discovery networks across EMEA and an in-house creative agency for Warner Bros. Discovery.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

ANGHAMI INC.
Date: July 24, 2025
	By:	/s/ Elias Habib
	Name:	Elias Habib
	Title:	Chief Executive Officer